Exhibit 99.3

Deutsche Bank Global Transaction Banking

DEPOSITARY RECEIPTS	April 26, 2017

Depositary’s Notice of Annual General Meeting of Hailiang Education Group Inc.:

Issuer:	Hailiang Education Group Inc. / CUSIP: 40522L108

Country:	Cayman Islands

Meeting Details:	Annual General Meeting to be held on May 25, 2017 at 10:00 am local time, at 1508 Binsheng RD, Binjiang District, Hangzhou City, Zhejiang, China.

Voting Deadline:	On or before May 22, 2017 at 10:00 AM (New York City time)

ADS Record Date:	April 18, 2017

ADS : ORD ratio	Each ADS represents 16 ordinary shares (“Shares”)

Deutsche Bank Trust Company Americas, as depositary (the “Depositary”) for the American Depositary Share (“ADS”) program of Hailiang Education Group Inc. (the “Company”) has received notice from the Company of Annual General Meeting of Shareholders (the “Meeting”) currently scheduled on the date set forth above. Shareholders may obtain a copy of the proxy materials, including the Company’s 2016 annual report, from the Company’s website at www.hailiangschool.com or by submitting a request to ir@hailiangeducation.com.

In accordance with the provisions of the Deposit Agreement among the Company, the Depositary, and all registered holders (“Holders”) and beneficial owners (“Beneficial Owners”) from time to time of ADSs issued thereunder (the “Deposit Agreement”), Holders of ADSs at the close of business (NY time) on the ADS Record Date set forth above, will be entitled, subject to any applicable law, the provisions of the Deposit Agreement, the Company’s Memorandum and Articles of Association and the provisions of or governing the Shares, to instruct the Depositary as to the exercise of the voting rights pertaining to the Shares represented by such Holder’s ADSs. A voting instruction form is enclosed for that purpose.

With respect to any properly completed voting instructions received by the Depositary on or prior to the Voting Deadline set forth above, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the Company’s Memorandum and Articles of Association and the provisions of or governing the Shares, to vote or cause the Custodian to vote the Shares (in person or by proxy) represented by ADSs in accordance with such voting instructions.

Holders are advised that in the event that (i) the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Shares represented by such Holder’s ADSs or (ii) no timely instructions are received by the Depositary from a Holder with respect to any of the Shares represented by the ADSs held by such Holder on the ADS Record Date set forth above, pursuant to the terms of the Deposit Agreement, Holders will be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such Shares and the Depositary shall give a discretionary proxy to a person designated by the Company to vote such Shares, provided, however, that no such instruction shall be deemed to have been given and no such discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary that (x) the Company does not wish to give such proxy, (y) the Company is aware or should reasonably be aware that substantial opposition exists from Holders against the outcome for which the person designated by the Company would otherwise vote or (z) the outcome for which the person designated by the Company would otherwise vote would materially and adversely affect the rights of holders of Shares, provided, further, that the Company will have no liability to any Holder or Beneficial Owner resulting from such notification. The Depositary shall have no obligation to notify Holders if it should receive any such notification from the Company.

Beneficial Owners of ADSs held through a bank, broker or other nominee must follow voting instructions given by their broker or custodian bank, which may provide for earlier deadlines for submitting voting instructions than the Voting Deadline indicated above.

Holders and Beneficial Owners of ADSs are advised that (a) the Depositary has not reviewed the Company’s website or any of the items thereon, and is not liable for the contents thereof, (b) neither the Depositary nor any of its affiliates controls, is responsible for, endorses, adopts, or guarantees the accuracy or completeness of any information contained in any document prepared by the Company or on the Company’s website and neither the Depositary nor any of its affiliates are or shall be liable or responsible for any information contained therein or thereon, (c) in the event that voting on any resolution or matter is conducted on a show of hands basis, the Depositary will refrain from voting and the voting instructions (or the deemed voting instructions described above) received by the Depositary from Holders shall lapse , (d) the Depositary will have no obligation to demand voting on a poll basis with respect to any resolution and shall have no liability to any Holder or Beneficial Owner for not having demanded voting on a poll basis, (e) there can be no assurance that Holders or Beneficial Owners generally or any Holder or Beneficial Owner in particular will receive this notice with sufficient time to enable the Holder to return voting instructions to the Depositary in a timely manner, and (f), save for applicable provisions of the law of the Cayman Islands, and in accordance with the terms of Section 5.3 of the Deposit Agreement, the Depositary shall not be liable for any failure to carry out any instructions to vote any of the Shares or the manner in which such vote is cast or the effect of such vote.

For more information, contact: Deutsche Bank Trust Company Americas

Depositary Receipts

Tel 212-250-9100